82-3733

04035153

31st May 2004
BJ/SH-L2/301

The Stock Exchange
Corporate Relationship Department
Rotunda Building, First Floor
New Trading Ring, Dalal Street
Mumbai 400 001

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 03 2004
WASH. D.C. 187

Dear Sirs,

This is with further reference to our letter No.BJ/SH-L2/277 dated 21st May 2004 forwarding the following:-

1. Audited Annual Financial Results of the Company for the year ended 31st March 2004 and
2. Unaudited Consolidated Financial Results of the Company for the year ended 31st March 2004.

Pursuant to Clause 41 of the Listing Agreement, we forward herewith the Audited Financial Results (Consolidated) of the Company for the year ended 31st March 2004, as approved by the Board of Directors on 31st May 2004, together with the reasons for variation of more than 20%.

PROCESSED
JUL 07 2004
THOMSON FINANCIAL

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

Encls.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

dw 7/1

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

Audited financial results (Consolidated) for the year ended 31st March, 2004

	Particulars	Year ended 31-Mar-04	Year ended 31-Mar-03
		Rs. Crores	Rs. Crores
1.	a) Revenue from Power supply	**4626.05**	**4618.47**
	b) Income from Other Operations	**388.73**	**200.94**
2.	Expenditure		
	a) Staff Cost	244.20	184.13
	b) Cost of Power Purchased	834.89	700.39
	c) Cost of Fuel	1848.87	2062.59
	d) Cost of Components and cost of material & services in respect of contract	115.60	12.74
	e) Other expenditure	625.77	589.80
	f) Total expenditure (2a to 2e)	3669.33	3549.65
3.	Operating Profit	1345.45	1269.76
4.	Other Income	169.99	141.56
5.	Interest and Finance Charges	290.52	343.80
6.	Gross Profit after interest but before Depreciation, and Tax (3+4-5)	1224.92	1067.52
7.	Depreciation/Amortisation	429.49	387.16
8.	Profit before Minority Interest and share of Associates,provision for taxation and exceptional items (6-7)	**795.43**	**680.36**
9	Provision for Taxation(including Deferred Tax)	252.55	164.37
10	Net Profit after tax before share of Associates, Minority Interests and Statutory Appropriations (8-9)	**542.88**	**515.99**
11	Share of loss of Associates (net of write back -see note below)	39.96	125.32
12	Net Profit after tax before Minority Interests and Statutory Appropriations (10-11)	**502.92**	**390.67**
13	Minority Interests	0.51	0.85
14	Net Profit before Statutory & Special Appropriations (12-13)	502.41	389.82
15	Statutory & Special Appropriations	42.16	69.91
16	Distributable Profit (14-15)	460.25	319.91
17	Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.88	197.87
18	Reserves including Statutory Reserves	4005.15	3701.81
19	Basic and Diluted Earnings per Share on Profit after Taxes, Statutory Appropriations and Minority Interest on shares outstanding) (In Rupees)	23.26	16.17

Notes :

1 The company's percentage holding in Tata Teleservices Ltd has during the year been reduced from 35.08% to 20.36% . Consequently adjustment made for share of losses of Tata Teleservices Ltd up to 31/07/03 has been reversed to the extent of Rs. 145.99 Crores.

2 The following Subsdiaries, Asociates and Joint Ventures have been considered for the purpose of preparing Consolidated Financial Accounts as per Accounting Standards on

a) Consolidated Financial Statements (AS-21)

b) Accounting for Investments in Associates in Consolidated Financial Statements (AS-23)

c) Financial Reporting of Interest in Joint Ventures (AS-27)

Name of the Company	Ownership in % either directly or through Subsidiaries
Subsidiaries :	
Tata Petrodyne Limited	100
Chemical Terminal Trombay Limited	72
Af-Taab Investment Company Limited	100
Tata Power Trading Company Limited	100
Duncan North Hydro Power Company Limited	100
Tata Power Broadband Limited	100
Associates :	
Nelco Ltd.	49.82
Panatone Finvest Limited	39.98
Tata BP Solar India Limited	49
Tata Ceramics Limited	40
Tata Projects Limited	30
Tata Teleservices Limited	20.36
Yashmun Engineers Limited	27.27
Joint Ventures :	
North Delhi Power Limited	49
Power Link Transmission Limited	51

3 During the year, the Company has changed its accounting policy of charging liability under VRS schemes in the year in which it is incurred to amortising such liability over a period of thirty-six months commencing from the month following the month of separation. As a result of this change, the Staff cost is lower and the Group's share of profits for the year is higher by Rs. 42.27 crores.

4 The above Consolidated Financial Results have been taken on record in the Board Meeting of date.

Date: 31st May, 2004.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

F A VANDREVALA
Managing Director

TATA

TATA

Explanation for the variation of more than 20% between the unaudited financial results (consolidated) and the audited financial results (consolidated).

There was no variation between unaudited financial results (consolidated) and the audited financial results (consolidated), which was more than 20% except in the following case.

Minority Interest	Unaudited	Rs. 0.10 crores
	Audited	Rs. 0.51 crores

The minority interest in respect of interim dividend was earlier considered as appropriation after distributable profits.

For and on behalf of The Board of
The Tata Power Company Limited

F A VANDREVALA
~~Managing~~ Director